SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 10, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

US federal appeals court temporarily stops Teva from selling its generic version of the Novartis medicine Famvir®

•                  US Court of Appeals for the Federal Circuit issues order prohibiting Teva from selling its generic version

•                  Novartis holds valid US patents until 2015 for Famvir®, an antiviral medicine

Basel, September 10, 2007 – A US federal appeals court has approved a request by Novartis and temporarily prohibited Teva Pharamceuticals from selling its generic version of the antiviral medicine Famvir®, which has various US patents valid until 2015.

The order issued on September 7 by the US Court of Appeals for the Federal Circuit, which has nationwide jurisdiction in various subject areas that include patents, requires Teva to submit a response to the court by Tuesday, September 11.

The injunction remains in effect until a decision by this court. Teva launched its generic version “at risk” since patent litigation is still ongoing, and risks potentially significant damages if Novartis prevails. A trial date has not been set.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will,” “expected,” or similar expressions, or by express or implied discussions regarding potential further revenues from Famvir or the potential impact of the US District Court decision and Teva’s actions on Novartis AG’s net sales, operating income, net income and business generally. Such forward-looking statements reflect the current views of Novartis AG regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Famvir and the impact of Teva’s actions and the US District Court decision to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Famvir will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Famvir and the impact of the US District Court decision and Teva’s actions could be affected by, among other things, further decisions by the US District Court with respect to the patent infringement litigation, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; competition in general; government, industry and general public pricing pressures, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

John Gilardi
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)
john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Ronen Tamir	+1 212 830 2433
Katharina Ambuehl	Jill Pozarek	+1 212 830 2445
Nafida Bendali	Edwin Valeriano	+1 212 830 2456
Pierre-Michel Bringer
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	September 10, 2007	By:	/s/ malcolm b. cheetham

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting